EXHIBIT A: JOINT FILING AGREEMENT

The undersigned hereby agree as follows:

(i) The statement on Schedule 13G/A, and any amendments thereto, to which this Agreement is annexed as Exhibit A, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended; and

ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person therein, but none of them is responsible for the completeness and accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: May 7, 2026

FORUM CAPITAL PARTNERS, LP

/BRIAN M. MCINERNEY/

Brian M. McInerney, President of Staley Capital Advisers, Inc., the General Partner and Investment Adviser to Forum Capital Partners, LP

/JOHN A. STALEY IV/

 John A. Staley IV, Founding Partner, Staley Capital Advisers, Inc., the General Partner and Investment Adviser to Forum Capital Partners, LP.

/WILLIAM F. STOTZ/

William F. Stotz, Managing Director, Staley Capital Advisers, Inc., the General Partner and Investment Adviser to Forum Capital Partners, LP

/JAMES D. ROBERGE/

James D. Roberge, Chief Investment Officer, Staley Capital Advisers, Inc. the General Partner to Forum Capital Partners, LP

/ANDREW J. ROBERGE/

By: Andrew J. Roberge, Managing Director, Staley Capital Advisers, Inc., the General Partner and Investment Adviser to Forum Capital Partners, LP